Attachment 77C - Submission of matters to a vote of security holders

Results of Annual Stockholder Meeting held on March 29, 2016 (unaudited)
1.	Election of Directors - The stockholders of the Fund elected Gary L.
French, Michael F. Holland and Li Jin as Class II directors each to serve for a term expiring on the date on which the annual meeting of stockholders is held in 2019 and Linda C. Coughlin as a Class III director to serve for a term expiring on the date on which the annual meeting of stockholders is held in 2017.












For

		Withheld


Gary L. French

		9,527,021.146	    3,065,309.592
Michael F. Holland		9,335,349.146

	    3,256,981.592


Li Jin
				11,908,386.891
683,943.847
Linda C. Coughlin		11,889,621.891	    702,708.847